Exhibit 99.2

Copy of Resolutions of Boards of Trustees
Concerning Joint Fidelity Bond
Rule 17g-1(g)(1)(B)(ii) – Copy of the resolution of a majority of the board of trustees who are not “interested persons” of Parnassus Funds and Parnassus Income Funds approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Parnassus Funds:
MINUTES OF REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES
(Excerpts Relating to Renewal of Fidelity Bond at June 7, 2022 Regular Board Meeting)
Following discussion by the Trustees, and upon a motion duly made and seconded, and unanimously carried, it was:
RESOLVED, that the officers are hereby authorized and directed to renew the existing D&O/E&O insurance coverage, upon the terms described in the Report of Lockton Insurance Brokers, LLC, with coverage in the amount of $25 million and a deductible of $100,000 per claim, of which coverage shall be carried by each of Chubb, CNA, Nationwide, Allianz and Berkley or Zurich.
FURTHER RESOLVED, that the renewed policy shall include $2.5 million in additional independent director’s liability coverage to be carried by Nationwide.
FURTHER RESOLVED, that for that D&O/E&O Insurance, Parnassus Investments, LLC shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets.
FURTHER RESOLVED, that the joint Fidelity Bond issued by Chubb Group, in the form previously approved by this Board, shall be renewed with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Five Million ($5,000,000.00).
FURTHER RESOLVED, that for the Fidelity Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets.
FURTHER RESOLVED, that the Funds shall renew their joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement.
FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.